DEBENHAMS

ONE WELBECK STREET
LONDON W1G 0AA
TELEPHONE 020 7408 4444
www.debenhams.com


03029960

File No: 82.4747

SUPPL

2 September 2003


SEC MAIL PROCESSING
RECEIVED
SEP 08 2003
WASH. D.C.
155
SECTION

Securities & Exchange Commission
450 5th Street N.W
Judiciary Plaza
Washington D.C. 20549
USA

Dear Sirs

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act 1934 ("The Act"), I enclose an announcement that was filed with the London Stock Exchange on 2 September 2003.

The enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act.

Yours faithfully

Sarah Carne
Manager – Secretariat Services

PROCESSED
SEP 26 2003
THOMSON
FINANCIAL

Attached: Debenhams plc – Trading Statement September 2003.

9/11





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Company	Debenhams PLC
TIDM	DEB
Headline	Trading Statement
Released	07:00 2 Sep 2003
Number	a200309010

BW20030901002061 20030902T060010Z UTC


SEC MAIL
PROCESSING
RECEIVED
SEP 0 8 2003
WASH. D.C.

(BW)(DEBENHAMS)(DEB) Trading Statement

Business Editors
UK REGULATORY NEWS

LONDON--(BUSINESS WIRE)--Sep. 02, 2003--

Debenhams plc ('Debenhams') trading statement

For the 26 weeks to Saturday 30 August 2003, total sales were up 7.9% with like for like sales up 3.9%. For the full year to 30 August 2003 total sales were up 6.7% with like for like sales up 3.7%. The gross margin for the 26 weeks to Saturday 30 August 2003 was up by 0.7 percentage points and for the full year to 30 August 2003 was up by 0.4 percentage points.

Belinda Earl, Chief Executive of Debenhams, commented:

'Since we updated the market in July, Debenhams has continued to trade in line with our expectations. The business is benefitting from our investment in the Debenhams brand and our stores, along with an improving performance in Womenswear. We look forward to the opening of our new stores in Birmingham Bullring this week and in Londonderry later this month, which together will add almost 200,000 square feet of trading space.'

Enquiries: Tulchan Communications
Kirstie Hamilton - 020-7353-4200

Short Name: Debenhams PLC
Category Code: TST
Sequence Number: 00009133
Time of Receipt (offset from UTC): 20030901T152456+0100

--30--RB/uk*

CONTACT: Debenhams

KEYWORD: UNITED KINGDOM INTERNATIONAL EUROPE
INDUSTRY KEYWORD: RETAIL
SOURCE: Debenhams PLC

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